2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING MAKES FURTHER INVESTMENT IN MANTLE RESOURCES INC

March 16, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that, subject to regulatory approval, it will be making a further investment in Mantle Resources Inc. ("Mantle") (TSX.V:MTS) by subscribing for 1,700,000 units by way of a non-brokered private placement at a price of Cdn $1.15 per unit for an investment of Cdn $1,955,000.

Each unit will consist of one common share plus one half of one common share purchase warrant. Each whole warrant will be exercisable into one additional common share of Mantle at a price of $1.75 for a period of two years from the closing of the private placement. The securities in the units will be subject to a four-month hold period from the date of closing. Upon the completion of the private placement, in addition to its current holdings, Lundin Mining will hold just under 10 per cent of the common shares of Mantle.

Over the past year and a half, Mantle has been exclusively focusing on exploring the Akie zinc-lead property located in northeastern British Columbia. The Akie property comprises a total of 256 claim units, in 22 contiguous mineral claims encompassing approximately 5,400 hectares, situated in the Omineca mining division of British Columbia. The Cirque deposit (Teck Cominco/Korea Zinc), with a historical resource estimate in excess of 40 million tonnes grading 7.8 per cent zinc, 2.2 per cent lead and 48 grams silver per tonne, is approximately 20 kilometres to the northwest of the Akie property and is located in a similar geological setting.

Some of the highlights of the drilling programs conducted by Mantle over the past 18 months include:

  A-05-30: 37.05 metres grading 10.98 per cent zinc, 2.61 per cent lead and 21.2 g/t silver (including 17.93 metres of 17.22 per cent zinc, 4.20 per cent lead and 30.1 g/t silver);
  A-05-32: 26.70 metres grading 11.95 per cent zinc, 2.74 per cent lead and 22 g/t silver (including 11.5 metres of 16.16 per cent zinc, 3.95 per cent lead and 29 g/t silver);
  A-05-33: 19.2 metres grading 8.71 per cent zinc, 1.83 per cent lead and 16.01 g/t silver (including 11.5 metres of 9.81 per cent zinc, 2.20 per cent lead and 18.54 g/t silver);

The true width of the mineralization reported above is estimated to be 72 per cent of the core interval and is subject to revision.

  A-06-35: 21.90 metres grading 8.88 per cent zinc, 1.80 per cent lead and 15.6 g/t silver (including 10.10 metres of 11.06 per cent zinc, 2.52 per cent lead and 21.3 g/t silver);

The true width of the mineralization reported above is estimated to be 60 per cent of the core interval and is subject to revision

  A-06-37A: 25.50 metres grading 8.45 per cent zinc, 1.74 per cent lead and 14.6 g/t silver (including 9.30 metres of 10.35 per cent zinc, 2.25 per cent lead and 17.3 g/t silver);
  A-06-38: 19.40 metres grading 8.27 per cent zinc, 1.45 per cent lead and 9.72 g/t silver (including 13.85 metres of 8.99 per cent zinc, 1.68 per cent lead and 10.67 g/t silver);

The true width of the mineralization reported above is estimated to be 84 per cent of the core interval and is subject to revision

  A-06-39A: 18.10 metres grading 8.16 per cent zinc, 1.58 per cent lead and 9.74 g/t silver (including 13.0 metres of 9.73 per cent zinc, 1.82 per cent lead and 11.57 g/t silver).

The true width of the mineralization reported above is estimated to be 79 per cent of the core interval and is subject to revision.

Lundin Mining Corporation
News Release

Exploration completed to date indicates that the Akie mineralized zone extends over a distance, on a vertical longitudinal section, of at least 640 metres, has a dip extent in excess of 200 metres, and is open for extension along strike and down dip.

Mantle has also recently acquired a 100-per-cent interest in a very significant land position in northeastern British Columbia, within the Omineca mining division, surrounding the Akie property and the Cirque deposit.

John R. Fraser, PGeo (B.C.), is the qualified person responsible for the technical information contained in this release. Mr. Fraser is a director of Mantle.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842
Ron Ewing, Vice President: +1-604-681 1337